CUSIP No. 268060100                                          (Page 1 of 7 Pages)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. _____)

                          DynamicWeb Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268060100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Michael L. Vanechanos
                               125 Half Mile Road
                           Red Bank, New Jersey 07701
                                 (908) 219-7824

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 268060100                                          (Page 2 of 7 Pages)


                                           13D

========================================================================================
 1         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Michael Vanechanos, SS#: ###-##-####
----------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                                 (b) [X]
----------------------------------------------------------------------------------------
 3         SEC USE ONLY

----------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*
           PF, OO
----------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                                      [x]
----------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
----------------------------------------------------------------------------------------
                          7          SOLE VOTING POWER - 652,577
        NUMBER OF
         SHARES          ---------------------------------------------------------------
                          8          SHARED VOTING POWER - 0
      BENEFICIALLY
      OWNED BY EACH      ---------------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER - 652,577
        REPORTING
       PERSON WITH       ---------------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER  - 0

----------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           652,577
----------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

----------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9%
----------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
========================================================================================

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No. 268060100                                          (Page 3 of 7 Pages)


ITEM 1.   SECURITY AND ISSUER.

          Common Stock, $.0001 par value

          DynamicWeb Enterprises, Inc.
          271 Route 46 West
          Building F, Suite 209
          Fairfield, New Jersey  07004

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)      Michael Vanechanos

          (b)      125 Half Mile Road
                   Red Bank, New Jersey  07701

          (c)      Securities Broker
                   H.J. Meyers Trading
                   125 Half Mile Road
                   Red Bank, New Jersey  07701

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding
                   (excluding traffic violations or similar misdemeanors).

          (e) On July 16, 1996, the National Association of Securities Dealers, Inc. (the "NASD") found that H.J. Meyers & Co., Inc., acting through the Reporting Person, dominated and controlled the trading of seven securities to such an extent that there was no active, competitive market and as a result, charged retail customers unfair markups and markdowns that ranged from five percent to as much as 50 percent over the prevailing market price for the securities, thereby violating Article III, Sections 1, 4, 18 and 27 of the NASD's Rules of Fair Practice. The Reporting Person was fined $100,000 and suspended from association with any NASD member in any principal or supervisory capacity for six months and suspended from association with any NASD member in any capacity for 45 days.

                   On July 20, 1994, the Securities and Exchange Commission (the "SEC") announced that it entered an order pursuant to Sections 15(b), 19(h) and 21C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requiring the Reporting Person to cease and desist from causing any violation and any future violation of Section 17(a) of the Exchange Act and Rule 17a-3 promulgated thereunder, to disgorge





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CUSIP No. 268060100                                          (Page 4 of 7 Pages)


                   $7,582.77 in profits and interest, and suspending the Reporting Person from association with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of three months. The SEC simultaneously accepted the Reporting Person's offer of settlement in which, without admitting or denying the findings, the Reporting Person consented to the issuance of the order. The order found that the Reporting Person was employed by Levco Securities Corp., a registered broker-dealer, as a registered representative and trader from May of 1988 through June of 1989. The order further found that the Reporting Person had an undisclosed beneficial interest in the account of a friend during March of 1989 when Levco Securities Corp. was the lead underwriter for the initial public offering of Keller Industries, Ltd. The order further found that the friend's account purchased Keller Units in the initial public offering, that the Reporting Person supplied the friend with the purchase price and that the Reporting Person shared in the profits when the account subsequently sold the Units.

          (f)      The Reporting Person is a citizen of the United
                   States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                On January 12, 1996, the Reporting Person acquired 327,577 shares of the Issuer's Common Stock directly from the Issuer for a total purchase price, negotiated at arms length, of $100,000.

                On March 26, 1996, the Reporting Person acquired 275,000 shares of the Issuer's Common Stock as a finders fee from Berkshire Financial Corp. in connection with the March 26, 1996 acquisition of DynamicWeb Transaction Systems, Inc. by the Issuer.

                On April 30, 1997, the Reporting Person acquired 50,000 shares of the Issuer's Common Stock in an open market purchase on the National Association of Securities Dealers, Inc. Over-the-Counter Market at a purchase price of $2-1/32 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

                With respect to the shares of Common Stock purchased for cash, the Reporting Person engaged in the transactions as an investment. With respect to the shares of Common Stock acquired as a finders fee from Berkshire Financial Corp., the Reporting Person acquired such shares as payment for





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CUSIP No. 268060100                                          (Page 5 of 7 Pages)


          services performed as a finder in connection with the March 26, 1996 acquisition of DynamicWeb Transaction Systems, Inc. by the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Amount beneficially owned: 652,577 Percent of class: 9%

          (b)  Number of shares as to which the Reporting Person has:

               (i)  sole power to vote or to direct the vote: 652,577

              (ii)  shared power to vote or to direct the vote: 0

             (iii)  sole power to dispose or to direct the disposition of:
                    652,577

              (iv)  shared power to dispose or to direct the disposition of: 0

          (c) On January 12, 1996, the Reporting Person acquired 327,577 shares of the Issuer's Common Stock directly from the Issuer for a total purchase price, negotiated at arms length, of $100,000.

                    On March 26, 1996, the Reporting Person acquired 275,000
               shares of the Issuer's Common Stock as a finders fee from Berkshire Financial Corp. in connection with the March 26, 1996, acquisition of DynamicWeb Transaction Systems, Inc. by the Issuer.

                    On April 30, 1997, the Reporting Person acquired 50,000
               shares of the Issuer's Common Stock in an open market purchase on the National Association of Securities Dealers, Inc. Over-the-Counter Market at a purchase price of $2-1/32 per share.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.





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CUSIP No. 268060100                                          (Page 6 of 7 Pages)


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               There are no contracts, arrangements or understandings between the Reporting Person and any other person with respect to any securities of the Issuer. The Reporting Person is the brother of Steven L. Vanechanos, Jr., the Issuer's Chairman of the Board and Chief Executive Officer, and is the son of Steve Vanechanos, Sr., the Company's Treasurer, Secretary and a Director.
               The Reporting Person disclaims beneficial ownership of all of the shares of the Issuer's Common Stock owned by Steven L. Vanechanos, Jr. and Steve Vanechanos, Sr.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.


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CUSIP No. 268060100                                          (Page 7 of 7 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 1997                     /s/ Michael L. Vanechanos
                                             -----------------------------------
                                             Name: Michael L. Vanechanos